Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports audited financial results for 2021 and provides 2022 guidance
Announces 20% increase to the declared dividend and a new dividend policy
Vancouver, B.C. - February 23, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported fourth quarter ("Q4 2021") financial results and audited financial results for the year ended December 31, 2021 ("FY 2021"). The Company also provided its outlook for 2022 production, costs and capital expenditures, and announced a new dividend policy with a 20% increase to the dividend declared today.
“Q4 2021 marked a clear improvement in production and Silver Segment costs over the first three quarters of the year, contributing to cash flow from operations in the quarter of $118.1 million," said Michael Steinmann, President and Chief Executive Officer. "Our guidance for 2022 assumes the COVID-19 impact will diminish over the course of the year, while incorporating the effect of lower workforce deployment levels in January and February due to the Omicron variant. We are evaluating strategic alternatives for Morococha and have excluded the mine from our 2022 guidance while placing the operation on care and maintenance."
Added Mr. Steinmann: "Strong operational cash flows resulted in a $116.4 million increase to our cash balances in 2021. Pan American exited the year with cash and cash equivalents of $283.6 million and short-term investments of $51.7 million, enabling us to increase the return to our shareholders through a new dividend policy announced today. At the same time, our strong financial position allows us to invest in growth by advancing our large La Colorada Skarn project. In 2022, we plan to complete 55,000 metres of infill and exploration drilling and commence development of the access ramp and ventilation shaft for the Skarn."
Q4 2021 and FY 2021 Highlights:
•Preliminary production results were previously reported on January 19, 2022. Consistent with that disclosure, consolidated silver production was 5.3 million ounces in Q4 2021 and 19.2 million ounces in FY 2021. Consolidated gold production was 156.7 thousand ounces in Q4 2021 and 579.3 thousand ounces in FY 2021. Silver and gold production in 2021 were both within the revised guidance ranges provided on November 9, 2021.
•Revenue was $422.2 million in Q4 2021 and $1.6 billion for FY 2021. Revenue in Q4 2021 was impacted by timing of sales, with a 13.3 thousand ounce build in gold finished goods inventory.
•Net earnings were $14.7 million ($0.07 basic earnings per share) and $98.6 million ($0.46 basic earnings per share) in Q4 2021 and FY 2021, respectively. FY 2021 net earnings included mark-to-market losses on short-term investments of $59.7 million, primarily for our interest in New Pacific Metals Corp. and an income tax expense of $146.4 million. The high effective tax rate primarily reflects a significant number of expenses in the year with no corresponding tax benefit, largely the Escobal care and maintenance expenditures and the non-cash investment losses related to New Pacific.
•Adjusted earnings were $39.9 million ($0.19 basic adjusted earnings per share) and $161.8 million ($0.77 basic adjusted earnings per share) in Q4 2021 and FY 2021, respectively.
•Net cash generated from operating activities was $118.1 million and $392.1 million in Q4 2021 and FY 2021, respectively.
•FY 2021 Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") of $11.51 and $15.62 per silver ounce sold, respectively, were slightly lower than the revised guidance provided on November 9, 2021.
•FY 2021 Gold Segment Cash Costs and AISC of $899 and $1,214 per gold ounce sold, respectively, were within the guidance ranges provided throughout 2021.
•Capital expenditures totaled $254.1 million in 2021, comprised of $207.6 million of sustaining capital and $46.5 million of project capital. The project capital was largely invested in the La Colorada Skarn project for exploration drilling, development studies, and the start of construction of the concrete-lined ventilation shaft and refrigeration plant. Project capital was also invested at Timmins for the Wetmore

PAN AMERICAN SILVER CORP.	1

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

exploration project. Sustaining capital was below and project capital was above the revised guidance provided on November 9, 2021.
•At December 31, 2021, the Company had cash and short-term investment balances of $335.3 million, working capital of $613.5 million, and the full $500.0 million available under its sustainability-linked credit facility. Total debt of $45.9 million was related to lease liabilities and construction loans.
Pan American introduces a new dividend policy
The Board of Directors has approved a new dividend policy, which adds a variable amount to a base dividend of $0.10 per common share paid on a quarterly basis. The variable quarterly dividend will be linked to the net cash on the balance sheet for the previous quarter, as illustrated in the following table:

Net Cash(1)	Base Dividend per Quarter	Variable Dividend per Quarter	Total Dividend per Quarter
Less than $100 million	$0.10 per share	$0.00 per share	$0.10 per share
$100 million to less than $200 million	$0.10 per share	$0.01 per share	$0.11 per share
$200 million to less than $300 million	$0.10 per share	$0.02 per share	$0.12 per share
$300 million to less than $400 million	$0.10 per share	$0.06 per share	$0.16 per share
$400 million or greater	$0.10 per share	$0.08 per share	$0.18 per share
(1) Net cash and total debt are non-GAAP measures; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information.
Based on the new dividend policy, the Board of Directors has approved a 20% increase in the cash dividend to $0.12 per common share, or approximately $25.3 million in aggregate cash dividends, payable on or about March 21, 2022, to holders of record of Pan American’s common shares as of the close on March 7, 2022. As at December 31, 2021, the Net Cash Position of $237.7 million is calculated in the following table:

Cash and cash equivalents	283,550
Short-term investments, other than equity securities (1)	—
Total debt	(45,861)
Net cash	237,689
(1)As at December 31, 2021, the Company's short-term investments are comprised entirely of equity investments and largely in exploration and development companies.
ILO 169 Consultation for Escobal underway
The Company is pleased to report that the pre-consultation meetings for the court-mandated ILO 169 consultation process for the Escobal mine in Guatemala have resumed following delays due to COVID-19. Three pre-consultation meetings were held in 2021, and additional meetings were held in January and February of 2022. The Guatemalan Ministry of Energy and Mines is leading the consultation process with the Xinka People, and Pan American is a participant. Pan American looks forward to continuing its participation in a transparent, respectful and inclusive process during 2022.
Morococha operation transitions into care and maintenance
As previously disclosed, in June 2010, we completed a framework agreement with Aluminum Corporation of China ("Chinalco"), which required the relocation of core Morococha facilities, including the Amistad processing plant, in stages to enable the gradual expansion of Chinalco's Toromocho open pit copper mine. In early 2022, we agreed with Chinalco to complete the closure of the Amistad plant and we will be placing the Morococha operation on care and maintenance as we evaluate alternative opportunities, including monetization, joint venture operation of the asset, or accelerating exploration of prospective areas that could enhance the attractiveness of allocating capital to build a new processing facility.

PAN AMERICAN SILVER CORP.	2

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Mr. Ignacio Couturier appointed Chief Financial Officer of Pan American
Pan American is pleased to announce the appointment of Ignacio Couturier to succeed Rob Doyle, who is retiring as Chief Financial Officer (CFO) of Pan American. Ignacio has been with Pan American for 20 years in progressively more senior roles, most recently as VP Finance. He will assume the position of CFO effective March 1, 2022, and will be based in our Head Office in Vancouver. Over the past six months, the Company has conducted a rigorous global selection process in which both external and internal candidates were assessed for the role. We are pleased that this process has resulted in the selection of an internal candidate with a detailed understanding of Pan American’s business.

PAN AMERICAN SILVER CORP.	3

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2021	December 31, 2020
Weighted average shares during period (millions)			210.3	210.1
Shares outstanding end of period (millions)			210.5	210.3

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
FINANCIAL
Revenue	$422,170	$430,461	$1,632,750	$1,338,812
Mine operating earnings	$76,039	$137,172	$367,938	$360,177
Net earnings	$14,664	$169,018	$98,562	$176,455
Basic earnings per share(1)	$0.07	$0.80	$0.46	$0.85
Adjusted earnings(2)	$39,943	$89,885	$161,782	$181,243
Basic adjusted earnings per share(1)	$0.19	$0.43	$0.77	$0.86
Net cash generated from operating activities	$118,098	$170,571	$392,108	$462,315
Net cash generated from operating activities before changes in working capital(2)	$127,761	$151,995	$463,177	$365,333
Sustaining capital expenditures(2)	$56,280	$52,007	$207,623	$162,047
Project capital expenditures(2)	$16,899	$3,753	$46,476	$21,545
Cash dividend per share	$0.10	$0.07	$0.34	$0.22
PRODUCTION
Silver (thousand ounces)	5,276	4,872	19,174	17,312
Gold (thousand ounces)	156.7	152.9	579.3	522.4
Zinc (thousand tonnes)	11.2	14.2	49.4	40.2
Lead (thousand tonnes)	4.1	5.4	18.1	15.7
Copper (thousand tonnes)	2.4	2.3	8.7	5.2
CASH COSTS(2) ($/ounce)
Silver Segment(3)	9.74	6.15	11.51	7.05
Gold Segment(4)	963	763	899	797
AISC(2) ($/ounce)
Silver Segment(3)	13.57	10.37	15.62	11.38
Gold Segment(4)	1,461	1,023	1,214	1,011
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	23.33	24.72	25.00	20.60
Gold ($/ounce)	1,792	1,874	1,792	1,758
Zinc ($/tonne)	3,352	2,566	2,997	2,288
Lead ($/tonne)	2,333	1,922	2,206	1,851
Copper ($/tonne)	9,545	7,234	9,297	6,412
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)As of Q1 2021, Dolores was moved from the Silver Segment to the Gold Segment due to the expected mine sequencing into a higher gold zone of the mine. 2021 Silver Segment is comprised of the following operations: La Colorada, Huaron, Morococha, San Vicente and Manantial Espejo. The 2020 Silver Segment metrics include Dolores.
(4)2021 Gold Segment is comprised of the following operations: Dolores, Shahuindo, La Arena and Timmins. The 2020 Gold Segment metrics exclude Dolores.
(5)Consolidated per silver ounce sold is based on total silver ounces sold and are net of by-product credits, including gold revenues. Corporate general and administrative expense and exploration and project development expense are included in Consolidated AISC, but not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2022 GUIDANCE
The following tables provide management's guidance for 2022, as at February 23, 2022. The estimates below are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual Production Guidance, as at February 23, 2022

Silver – Moz	19.0 - 20.5
Gold – koz	550.0 - 605.0
Zinc – kt	35.0 - 40.0
Lead – kt	15.0 - 17.0
Copper – kt	5.5 - 6.5
The 2022 silver production forecast assumes production at La Colorada increases to a range of 6.85 to 7.10 million ounces, and excludes Morococha because of the decision to place that operation on care and maintenance in early 2022. Relative to 2021, silver production at Dolores is expected to increase from an improvement in silver grades. The forecast also assumes lower than normal capacity throughput rates across the operations due to COVID-19 related impacts on workforce levels for the early part of the year, with the impact expected to diminish over the course of the year. Accordingly, production in 2022 is expected to be back loaded to the second half of the year.
The forecast for 2022 gold production incorporates increases at Dolores and Shahuindo, relative to 2021, from improvements in irrigation efficiencies, which allow for a higher ratio of ounces produced to stacked. Production is expected to be lower at La Arena and Manantial Espejo relative to 2021, largely from lower grades due to mine sequencing.
Base metal production is expected to decrease for zinc, lead and copper in 2022 compared to 2021. The expected decreases are largely driven by Morococha being placed on care and maintenance, which more than offsets the increased throughput and grades at La Colorada and Huaron.
Cash Costs and AISC Guidance, as at February 23, 2022

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total	10.70 - 12.20	14.50 - 16.00
Gold Segment Total	970 - 1,070	1,240 - 1,365
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The cash costs and AISC forecasts assume average metal prices of $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
Silver Segment cash costs and AISC are expected to benefit from improved throughput and production rates at La Colorada and the anticipated easing of COVID-19 related restrictions during the year. These improvements are expected to be largely offset by: inflationary pressures across the portfolio; the completion of mining activities at the high-grade COSE deposit at Manantial Espejo, resulting in lower gold by-product credits in 2022; and higher development rates at San Vicente.
Gold Segment cash costs in 2022 include inflationary pressures across the portfolio, higher community and environmental spending, higher waste mining rates at Shahuindo, increased depth and greater requirements for ground support and backfill at Timmins.

PAN AMERICAN SILVER CORP.	5

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Capital Expenditures Guidance, as at February 23, 2022

(in millions of USD)
Sustaining Capital(1)	200.0 - 210.0
Project Capital	80.0 - 95.0
Total Capital	280.0 - 305.0
(1)Sustaining Capital includes $24.0 million for forecast lease and other payments, which include debt repayments on construction loan facilities classified as "Debt" as per Note 17 of the Company's 2021 Financial Statements. These facilities are for constructions of pads and other infrastructure in which the Company only makes cash payments upon completion of construction activities and on a scheduled basis.
Sustaining capital expenditures in 2022 are consistent with 2021. Sustaining capital in 2022 includes increased spending at La Colorada to advance development of the mine at depth using more mechanized long-hole stoping methods, aimed at increasing throughput and reducing unit costs over the next few years. Sustaining capital at La Colorada also includes further investment in underground ventilation infrastructure.
Project capital in 2022 is directed towards the La Colorada Skarn project for further exploration and infill drilling, and engineering studies to determine the optimal project design. On November 9, 2021, Pan American released further drill results for the Skarn, which indicated the potential for Mineral Resource expansion. At La Colorada, the Company is also investing in site infrastructure upgrades, notably the commencement of ramp development in mid-2022 to eventually access the Skarn deposit, the advancement of the concrete-lined ventilation shaft, and completion and commissioning of a refrigeration plant. These infrastructure upgrades are expected to benefit both the long-term development of the Skarn and the current vein system operation.
In addition, 2022 project capital is directed at the Timmins operation for the construction of a paste fill plant at Bell Creek to improve backfill quality and availability for more effective ground support systems, and to increase mineral resource recovery. Timmins' project capital also includes exploration expenditures related to the Wetmore and Whitney projects.
2022 Exploration Expenditures Forecast
Exploration expenditures in 2022, including amounts that will be expensed and capitalized, are expected to total between $42.0 million and $46.0 million, comprised of: (1) $12.0 million to $13.0 million for 95,000 metres of near-mine brownfield exploration drilling targeting reserve replacement, which is included in the forecast for 2022 sustaining capital expenditures for each mine; (2) $8.0 million to $9.0 million in regional, greenfield exploration in Peru, Mexico and Canada and corporate overhead; and (3) $22.0 million to $24.0 million for drilling the La Colorada Skarn and adjacent vein systems, as well as exploring the Wetmore and Whitney projects adjacent to the Bell Creek mine in Timmins, which is included in the forecast for 2022 project capital expenditures.

PAN AMERICAN SILVER CORP.	6

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Income Statements
(unaudited)

	Three months ended December 31,
	2021	2020
Revenue	$422,170	$430,461
Cost of sales
Production costs	(263,442)	(206,702)
Depreciation and amortization	(76,141)	(77,464)
Royalties	(6,548)	(9,123)
	(346,131)	(293,289)
Mine operating earnings	76,039	137,172

General and administrative	(8,255)	(10,681)
Exploration and project development	(4,076)	(1,091)
Mine care and maintenance	(9,266)	(6,755)
Foreign exchange losses	(5,646)	(1,206)
Gains on derivatives	1,638	7,289
(Losses) gains on sale of mineral properties, plant and equipment	(551)	9,832
Income from equity investees	289	12,340
Other income (expense)	2,530	(13,517)
Earnings from operations	52,702	133,383

Investment (loss) income	(6,083)	30,603
Interest and finance expense	(3,484)	(4,483)
Earnings before income taxes	43,135	159,503
Income tax (expense) recovery	(28,471)	9,515
Net earnings and comprehensive earnings	$14,664	$169,018

Net earnings and comprehensive earnings attributable to:
Equity holders of the Company	14,036	168,885
Non-controlling interests	628	133
	$14,664	$169,018

Earnings per share attributable to common shareholders
Basic earnings per share	$0.07	$0.80
Diluted earnings per share	$0.07	$0.80
Weighted average shares outstanding (in 000’s) Basic	210,348	210,193
Weighted average shares outstanding (in 000’s) Diluted	210,450	210,370

PAN AMERICAN SILVER CORP.	7

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,
	2021	2020
Operating activities
Net earnings for the period	$14,664	$169,018
Income tax expense (recovery)	28,471	(9,515)
Depreciation and amortization	76,141	78,665
Unrealized investment loss (income)	6,083	(30,596)
Accretion on closure and decommissioning provision	1,864	2,061
Unrealized foreign exchange losses	1,643	1,002
Interest expense	822	1,696
Interest paid	(1,523)	(1,503)
Interest received	27	19
Income taxes paid	(22,810)	(22,513)
Other operating activities	22,379	(36,339)
Net change in non-cash working capital items	(9,663)	18,576
	$118,098	$170,571
Investing activities
Payments for mineral properties, plant and equipment	$(70,147)	$(53,636)
Proceeds from sale of mineral properties, plant and equipment	1,067	12,028
Proceeds from short-term investments and other securities	455	973
Net proceeds from derivatives	2,300	502
	$(66,325)	$(40,133)
Financing activities
Proceeds from common shares issued	$284	$9
Distributions to non-controlling interests	(43)	—
Dividends paid	(21,032)	(14,712)
Repayment of credit facility	—	(90,000)
Repayment of Loans	(850)	(5,616)
Payment of equipment leases	(3,416)	(3,180)
	$(25,057)	$(113,499)
Effects of exchange rate changes on cash and cash equivalents	(675)	(155)
Net increase in cash and cash equivalents	26,041	16,784
Cash and cash equivalents at the beginning of the period	257,509	150,329
Cash and cash equivalents at the end of the period	$283,550	$167,113
Conference Call and Webcast
Pan American plans to release its audited results for Q4 and FY 2021 on February 23, 2022, after market close. Details for the related conference call and webcast are as follows:
Date:            February 24, 2022
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        panamericansilver.com
The live webcast, presentation slides and the Q4 and FY 2021 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	8

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American Silver's material mineral properties, please refer to Pan American Silver’s Annual Information Form dated February 23, 2022, filed at www.sedar.com, or Pan American Silver's most recent Form 40-F filed with the SEC.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities less total debt.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other

PAN AMERICAN SILVER CORP.	9

Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2021, for a more detailed discussion of these and other non-GAAP measures and their calculation.
This news release references cash costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, total debt, and net cash, which are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2021, and the Company's Annual Information Form for the year ended December 31, 2021. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2022 and our estimated Cash Costs, AISC, and sustaining and project capital expenditures in 2022; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations and the assumptions that the impact of COVID-19 on our operations would be gradually diminishing in 2022; the anticipated placement of the Morococha operation on care and maintenance, what impact this will have on Pan American and its financial and operating performance, and whether any alternative opportunities for the Morococha operation will be viable or realized; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital projects, including, but not limited to, the La Colorada Skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our

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Q4 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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